Certified Mail

May 24, 2008

TO:

Mr. Jon R. Latorella
Co-founder, Chairman
And Consultant
100 Cummings Center
Suite 235 M
Beverly, MA  01915

Mr. James C. Field
Director, Chief Executive
Officer, Acting Chief Financial
Officer, Chief Accounting
Officer, Secretary and
Treasurer
100 Cummings Center
Suite 235 M
Beverly, MA  01915

Ms Sonia P. Bejjani
Co-founder, Director and
President of Worldwide
Information, Inc
100 Cummings Center
Suite 235 M
Beverly, MA  01915

David Sherrett
Director
100 Cummings Center
Suite 235 M
Beverly, MA  01915

Rolph Carusso
Director
100 Cummings Center
Suite 235 M
Beverly, MA  01915

                              RE: Pre-Suit Demand

My name is Carl Green as a share holder with power of attorney to vote 575,262 shares of the outstanding stock you must know who I am. My attorney has sent this company numerous requests for shareholder information which you refuse to provide and Mr. Fields has refused to return his calls.

We contemplate a shareholder derivative suit 90 days after receipt of this demand upon directors on behalf of Locate Plus Holdings Corporation in tandem with a securities class action to protect the long term interest of the company by imposing corporate governance an management change in the absence of corporate action to protect such rights.

The directors of Locate Plus Holdings Corporation have breached their fiduciary duty - duty of care and loyalty. They have acted with gross negligence. They have breached their duty of loyalty by allowing Jon. R. Latorella Chairman of the Board to mismanage, control and profit at the expense of the company rather than put the company first. The highly paid leadership of Jon Latorella for an under performing corporation as president, CEO and now Chairman has done a great deal of damage to the company. One wonders how can he be trusted in such a leadership position -- consultant fits him best but not at a salary of $20,000 a month. Know wonder the Board granted Mr. Field $600,000 options. It is entrenched management at best her. Mr. Latorella has no ability to inspire the operating results of the company nor does he have the financial experience. Under his leadership the company has under performed its peer group in key operating metrics as in margins, return on invested capital and share price returns. Accordingly, I believe he needs to resign a Chairman of the Board immediately and return all funds and benefits paid to him over and above his skills and abilities and reimburse for the company's shares issued to an outsider because he defaulted on his mortgage that he had the company guarantee -- 17.2% (2,233,760 shares) of the company's outstanding stock was issued due to his choice to default. He needs to reimburse these funds to the company immediately or redeem this stock. This is a tremendous injustice not only to share holders but to the reputation of the company. In 2006 he had a salary of $571,000 and still defaulted on the loan. This type of mismanagement of funds seems to be the way he manages funds. There is no doubt he controls his personal finances like he controls the company which has had losses every year since he has been in control of the company.

The company's directors including Jon Latorella have failed to manage corporate affairs honestly and in good faith. It is in the best interest of the company as a whole to have this action brought. The benefits to the company over the long term outweigh the cost of taking action.


/s/ Carl Green

Carl Green
523 E 11th Street
Duluth, MN  55805